

Mail Stop 3561

June 6, 2018

Jerry Kroll
Chief Executive Officer
Electrameccanica Vehicles Corp.
102 East 1ˢᵗ Avenue
Vancouver, British Columbia
Canada, V5T 1A4

 Re: **Electrameccanica Vehicles Corp.**
 Amendment No. 1 to Registration Statement on Form F-1
 Filed May 29, 2018
 File No. 333-222814

Dear Mr. Kroll:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2018 letter.

General

1. We note your response to our prior comment 2. However, we cannot locate the historical audited financial statements of Intermeccanica for the fiscal year ended December 31, 2016 as well as the related unaudited financial statements for the subsequent interim period prior to its acquisition within the filing. Please advise us or revise your filing. Refer to Rule 3-05 of Regulation S-X.

2. We note that on June 4, 2018 you provided interim financial information for the registrant in a current report on Form 6-K. Please revise your registration statement to provide such interim financial information in your prospectus. Refer to Item 4 of Form F-1 and Item 8.A.5 of Form 20-F.

Selected Pro Forma Financial Data, page 38

3. Please provide footnotes to your unaudited pro forma income statement for the year ended December 31, 2017 in explaining your pro forma adjustments.

Exhibits and Financial Statement Schedules, page II-8

4. Please file a form of the units as an exhibit to your registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: William Rosenstadt
Ortoli Rosenstadt LLP